FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Re: Status of Progress of Improvement Measures concerning the Securities and Exchange Surveillance Commission’s Recommendations and Additional Investigations

2.	Nomura Announces Management Changes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 27, 2012	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Re: Status of Progress of Improvement Measures concerning the Securities and Exchange Surveillance Commission’s Recommendations and Additional Investigations

26 July, 2012

Nomura Holdings, Inc.

Nomura Securities Co., Ltd.

On 29 June of this year, with respect to the recommendations by the Securities and Exchange Surveillance Commission we publicly announced the issues in connection with our institutional equity sales and our system for managing Corporate-related Information in Nomura Securities Co., Ltd., the report of the Investigation Committee concerning preventative measures and our improvement measures.

We would like to report to you on the current implementation status of the improvement measures and a summary of internal investigations additionally conducted based on the investigation by the Investigation Committee.

The status of progress of implementation of the improvement measures is as set forth below and, except those requiring computer or other technical developments, the measures will be implemented by the end of August. The status of implementation henceforward shall be monitored by the “Improvement Measures Implementation Committee” that will be under the direct control of the Representative Executive Officer and President of Nomura Securities Co., Ltd. and newly composed of Internal Control Supervisory Manager, relevant executive officers and relevant department heads. Furthermore, we will pursue best practices in our firm, including reevaluation of the timeline of an equity public offering in the case of a fall in share price prior to its public announcement and will also, through forums such as meetings held at the Japanese Securities Dealers Association, actively contribute to the establishment of best practices in the industry.

Going forward, we intend to restore the confidence that we have lost in the capital markets by thorough implementation of the improvement measures and to continuously reinforce our state of readiness through such measures as continuous voluntary inspection and investigations.

I.	Status of progress concerning improvement measures announced on 29 June

Item	Content		Schedule
Voluntary review of the rules of the Trading Compliance Department (Overall review of “Standards of Control Management” by the Trading Compliance Department)		To conduct review focusing on items concerning the management of Corporate-related Information, transmission of information and checking of research reports and to identify the items to be reviewed and prioritize them.	Completed on 13 July of this year

	‚	To ascertain the current rules relevant to the items to be reviewed and the reason why such rules are established, evaluate if the number of people who can access information under the system is minimized and if the rules are in line with the market standard and to draw up an outline of the review.	Plan to complete on 31 August with respect to the high priority items (30 September for other items)

	ƒ	To ensure that an adequate system for the management of information is in place by setting up detailed procedures and improving computer systems.	Plan to complete on 31 December

Transfer of the role of the Institutional Equity Sales Department’s “person in charge of public offerings”	To transfer the role of a person in charge of public offerings (to produce a list of potential investors) to the Equity Administration Department.		Completed on 26 July

Review of the control system for	To review information transmission procedures for the purpose of enabling		(Finalizing an outline of the new

Item	Content	Schedule
Corporate-related Information 	employees of public-side departments to clearly understand the gravity of receiving Corporate-related Information upon receipt of such Corporate-related Information.	procedures) Plan to complete on 31 August (Finalization of detailed procedures, including computer system development) Plan to complete on 31 December

Review of the control system for Corporate-related Information ‚	To amend the “Regulations Concerning Management of Insider Trading” and introduce an express provision that Corporate-related Information shall include any information that suggests Corporate-related Information.	Completed on 26 July

Restriction on contact with analysts and private-side departments by departments in charge of institutional equity sales	To amend the “Regulations Concerning Management of Insider Trading” and prohibit making inquiries to private-side departments on Corporate-related Information.	Completed on 26 July

New establishment of the “Equity Administration Department”

To establish the Equity Administration Department, draw up a description of its responsibilities and departmental rules and arrange an office and office equipment.

With respect to departments in charge of institutional equity sales, to implement procedures under which preparation for a public offering shall not be made within such departments.

Completed on 26 July

Restriction on chat functionalities in the	To draw up guidelines for the use of chat functionalities. Users to be limited	Plan to complete on 31 August

Item	Content	Schedule
departments in charge of institutional equity sales	to those approved by the Equity Administration Department and the prohibition of the inclusion of any Corporate-related Information in online chats to be clarified.

Compulsory use of mobile phones with a recording function 	Employees of the departments in charge of institutional equity sales shall be provided with mobile phones with a recording function and it shall be compulsory for them to use such mobile phones.	Plan to complete on 31 August (the details of the relevant technical system are being considered, and therefore, there may be a possibility of some delay)

Compulsory use of mobile phones with a recording function ‚	To draw up “Guidelines for the use of mobile phones” for employees of the departments in charge of institutional equity sales.	Completed on 26 July and shall come into force as and when the mobile phones are provided.

Extending the retention period of call recordings	To extend the retention period for call recordings of the departments in charge of institutional equity sales from 2 weeks to 2 years.	Plan to complete on 31 August (the relevant technical system is being considered)

Drawing up of guidelines pertaining to provision of information to institutional investors	Already drafted the guidelines for the provision of information to clients of the departments in charge of institutional equity sales and clarified the points to be noted in connection with conversation with clients. Considering if further review would be needed.	Plan to complete on 31 August

Appropriate use of entertainment and meeting expenses 	To draw up rules regulating the use of entertainment expenses outside of the company “Rules concerning appropriate use of entertainment expenses outside of the company”. To impose restrictions on certain entertainment and gifts and prohibit excessive concentration on particular clients.	Completed on 26 July

Item	Content	Schedule
Appropriate use of entertainment and meeting expenses ‚	To reinforce the expense auditing by the Inspection & Examination Department and analyze the use of expenses. With respect to departments which have contact with clients, the frequency of the expense auditing shall be more than once a year and the period to be covered by the auditing shall be extended to 6 months.	Completed on 25 July

Reinforcement of recruitment process	In conducting aptitude checks, to focus more on “White-collar crime” and “Leakage of information” among wrong-doing tendencies and in conducting an interview, to find out the compliance awareness of the interviewee, for that purpose training sessions to be provided to personnel in charge of recruitment.	Plan to complete on 31 August

Reinforcement of training  (reinforcement of compliance training)	To reinforce training concerning insider trading for the departments in charge of institutional equity sales. To make them fully aware of the possibility of penalties, including disciplinary dismissal.	Plan to complete on 31 August

Reinforcement of training ‚ (Declaration of the Equity Division and the Fixed Income Division)	To require submission of a declaration concerning prohibition of insider trading twice a year from all employees of the Equity Division and the Fixed Income Division.	Plan to complete the first submission on 30 September.

Improvement of performance appraisals 	“Business ethics /compliance” to be emphasized as an important assessment criteria to be ranked equal to “Achievement and result” and “Potentiality” in performance appraisals.	Plan to complete at the beginning of August

Item	Content	Schedule
Improvement of performance appraisals ‚	To expand the category of employees for whom the passing of the “Internal Administration Supervisor Qualification Examination” is a prerequisite for promotion to the manager grade level.	Plan to complete on 31 October

Improvement of performance appraisals ƒ	In conducting promotion assessments, more weight to be put on the qualitative elements and the criteria concerning business ethics/compliance to be added.	Plan to complete the system revision in August (putting into operation from the next year promotion assessments)

Improvement of performance appraisals „	To review our compensation scheme, (1) more weight to be put on the qualitative elements of business ethics in the promotion criteria, (2) the qualitative elements to be reflected in end-year assessments/compensation (bonus) and (3) guidelines to be drawn up concerning reduction or clawback of deferred compensations on the ground of receiving a disciplinary action in connection with a breach of compliance rules and policies.	(1) Plan to complete in August (putting into operation from the next promotion assessment)
(2) Plan to complete at the beginning of August
(3) Plan to complete on 31 August

Improvement of performance appraisals …	Through the business ethics training sessions, to make all employees fully aware that a breach of laws or regulations would result in heavy disciplinary penalties and a record of receiving disciplinary actions would affect future assessment and/or promotion.	Plan to complete on 30 September

Item	Content	Schedule
Implementation of regular training on business ethics for all officers and employees 	In order to further imbue business ethics among all officers and employees, a compulsory business ethics group training session to be held annually.	Plan to complete on 30 September

Implementation of regular training on business ethics for all officers and employees ‚	A semi-annual business ethics training to be held for employees in charge of institutional equity sales.	The first training session to be held 6 months after the business ethics training session for all officers and employees.

Improvement of functions of the departmental compliance officers	To hold a group training session for departmental compliance officers concerning management of expenses and appropriateness of sales attitudes.	Plan to complete on 5 September

Spreading awareness regarding the firm’s Compliance Hotline and utilization	To ensure to all employees that in the event that one notes any questionable matter suggesting a lack of compliance he/she should actively report it to the Compliance Hotline.	Completed on 26 July

An intensive training session for the Institutional Equity Sales Department and the Syndicate Department	To suspend the business of the Institutional Equity Sales Department and the Syndicate Department and during the period of the suspension, to hold an intensive training session.	Completed on 6 July

Drastic reforms to the institutional equity sales related teams

The Institutional Equity Sales Department to be dissolved and the function to be transferred to the Execution Services Department and the Client Relations Management Department.

Disciplinary actions to be imposed and reallocation of personnel to be carried out.

Completed on 9 July

Item	Content	Schedule
Reassignment of institutional equity salespeople and Syndicate Department personnel	To restrict direct reassignment between institutional equity salespeople and employees of the Syndicate Department and to expressly state it as an item to be checked under the business flow of the Human Resources Department.	Completed on 13 July

Intensive training to departments relevant to this matter	To hold an intensive training session for the recovery of confidence and for the avoidance of the recurrence.	Completed on 20 July

Segregation of compliance between the Holding Company and its subsidiaries	To abolish the arrangement whereby the same person holds office of Group Compliance Head and Internal Control Supervisory Manager of Nomura Securities.	Completed on 29 June

Drawing up rules of conducts of analysts	The “Rules of conducts of analysts” to be drawn up, which provide prohibition of probing Corporate-related Information and taking a resolute attitude to inquiries probing Corporate-related Information.	Completed on 26 July

II.	Additional Investigations

(1)	Summary

Since there were time and physical constraints in the process of producing the investigation report (the “Previous Report”) published on 29 June, 2012 by “Investigation Committee” (Chairman: Hideki Nakagome, esq.) that was comprised of external attorneys, we have continuously conducted a thorough internal investigation. With respect to the internal investigations conducted on or after 29 June, in addition to the items that were previously investigated we have investigated, to the extent possible, certain other items by selecting, among those stocks whose public offerings took place in or after January 2009, approximately 30 stock issues where price movements appeared unnatural and/or trading volumes sharply increased before the public announcement of such offerings.

Contents and methods of the investigations are to review and analyze circumstances in which information were provided by departments in charge of institutional equity sales to their clients, specifically the analysis of e-mails (including Bloomberg mails) and communications with chat functionalities, the analysis of recorded telephone conversations, the collecting of business reports recording the past and current business activities of the departments in charge of institutional equity sales (in particular, the provision of information to hedge funds), and carrying out interviews by our investigation team (including external attorneys) based on such analysis and collected reports, and we have scrutinized whether or not there was any inappropriate provision of information.

We have also reviewed and analyzed transactions with a number of our clients such as hedge funds, specifically in connection with public offerings  chronological reviews and analysis of transmission of information, ‚ checking if there were allotments of the relevant stocks from us to our clients and ƒ reviews and analysis of trading of the stocks for one month immediately prior to the board resolutions of the issuers of their public offerings, and we have scrutinized them to find out if there was any unnatural transaction.

As a result of those reviews and analysis, it has been identified that with respect to the former Institutional Equity Sales Department I (previously dissolved), the head of department obtained from an executive director of the Syndicate Department certain information concerning a public offering, such as its timing and size, and that, apart from the cases for which the recommendations of administrative penalties were imposed, there are certain other cases in which there are high possibilities that Corporate-related Information were communicated by our employees to our clients with whom close relationships existed through entertainment and other activities.

With respect to the former Institutional Equity Sales Department II (previously dissolved), as pointed out in the Previous Report, the forecasting of equity financings of individual issuers was ordinarily done and some of the employees obtained Corporate-related Information by frequently contacting analysts and sounding out their responses.

In particular, our findings on hedge funds are set forth below.

•

Salespeople, traders and analysts were individually appraised by hedge funds every quarter (so-called “Brokers Review”), and in conducting their appraisal, not only the provision of short-term trading strategies but also the provision of information that might affect share prices other than economic fundamentals of the shares were regarded as the important criteria for the assessment. Further, it appears that they were requested by the clients to provide information concerning changes of ratings of issuers prior to the changes.

•

As it was identified that there were certain cases where sell recommendations of individual stocks to hedge funds occurred at a time prior to the public offerings, we together with external attorneys conducted interviews with relevant employees. We also reviewed e-mails/online chats and telephone recordings, and some of them having being found to suggest that there were certain suspicious contacts with clients immediately prior to the public announcement of public offerings, we together with external attorneys reviewed such communication and conducted interviews with the relevant employees.

•	Though we have actively conducted these reviews, at the moment we have not identified a case where Corporate-related Information was evidently communicated.

However, in connection with transactions with hedge funds, as it has been identified that there are certain employees whose conduct is suspicious by the reason of their frequent use of private mobile phones or those provided by the firm without a recording function, we shall continuously review and monitor transactions with hedge funds under the management and control structure led by the Internal Control Supervisory Manager, including the newly established Equity Administration Department. In case we identify any suspicious transaction or transmission of information we shall report to the Securities and Exchange Surveillance Commission and the Financial Services Agency of Japan and provide full cooperation with such authorities for their investigation and inspection.

With respect to clients with whom we consider it not appropriate to continue to maintain business relationships, we shall deal strictly with the clients by taking measures such as not accepting orders from them.

(2)	Methods of investigations

(a)	The previous investigations (those published on 29 June, 2012)

Interviews with relevant personnel (81 interviews)

Review of e-mails and online chats (the number of people covered by the review is 39 and the period covered by the review is from May to September 2010)

Review of telephone recordings (the number of people covered by the review is 11 and the number of the telephone recordings covered by the review is approximately 80,000)

(b)	Additional investigations

	Review of Bloomberg mails and online chats (the number of people covered by the review is 25). Employees in charge of hedge funds in the Institutional Equity Sales Department II and the Execution Services Department (13 people) and employees in charge of other clients in the Institutional Equity Sales Departments I and II (12 people).

The period covered by the review is for 33 months (January 2009 to September 2011).

The number of mails and online chats reviewed by the investigations: 1,657,716

(The number of people who conducted the review is 25 and the total man hours needed for the review is approximately 400 hours. Having reviewed approximately 22,000 mails and online chats that were made during the important periods, approximately 200 keywords were identified. Then a keyword search using such identified keywords resulted in approximately 25,000 mails and online chats, which were again reviewed and assigned rankings in accordance with their importance, from which approximately 1,100 mails and online chats were scrutinized.)

‚	Review of telephone recordings

For employee “A”: the period covered by the review is for 10 months (22 July 2011 to 24 May, 2012) and the number of the recordings covered is 2,402 (the number of people who conducted the review is 21 and the total man hours needed for the review is 300 hours).

For employee “B”: the period covered by the review is for 2 months (12 April, 2012 to 6 June, 2012) and the number of the recordings covered is 856 (the number of people who conducted the review is 5 and the total man hours needed for the review is 100 hours).

ƒ	Review of sales’ approaches prior to public announcements of large-sized public offerings

With respect to 5 selected stocks and 6 people who were under investigation, their incoming and outgoing mails that were made one month prior to the public announcements of the offerings were scrutinized. Mails indicating meetings with clients held for the period between the public announcements and the determination of issue prices were reviewed.

(The number of people who conducted the review is 7 and the total man hours needed for the review is 100 hours.)

„	Interviews based on the business reports

The reports of 44 employees in the former Institutional Equity Sales Department and the Execution Services Department who were in charge of clients were scrutinized, the employees were interviewed (the hours of interviews amounted to more than 60 hours) and their daily sales reports were reexamined.

END

Nomura Announces Management Changes

Tokyo, July 26, 2012—Nomura Holdings, Inc. today announced a new management lineup effective August 1, 2012.

Koji Nagai, currently President of Nomura Securities, will take over from Kenichi Watanabe as Group CEO. Atsushi Yoshikawa, currently Regional CEO of the Americas, will take over from Takumi Shibata as Group COO and CEO of the Wholesale division.

Nomura faces a rapidly evolving business environment marked by instability in Europe and global regulatory tightening. Under new leadership, Nomura will build a new global business model that allows the firm to remain flexible and adapt quickly to the changing environment. Nomura will remain committed to growing as Asia’s global investment bank and will continue to build on its many key achievements over the last three years.

The full list of management changes announced today is as shown below.

Nomura Holdings

1.	Retiring Directors (effective July 31, 2012)
	Kenichi Watanabe	Director
	Takumi Shibata	Director

2.	Retiring Executive Officers and Senior Managing Directors (effective July 31, 2012)
	Kenichi Watanabe	Group CEO
	Takumi Shibata	Group COO
	Yugo Ishida	Senior Managing Director
	Hitoshi Tada	Senior Managing Director
	Philip Lynch	Senior Managing Director
	Yoshinori Go	Senior Managing Director
	Takaaki Naito	Senior Managing Director

3.	Newly Appointed Executive Officers (effective August 1, 2012)
	Koji Nagai	Group CEO
(Serving concurrently as President of Nomura Securities)
	Atsushi Yoshikawa	Group COO
	Toshio Morita	Executive Managing Director

4.	Management Appointments in International Operations (subject to local approvals)
	David Findlay	President & CEO of Nomura Holding America Inc.
President & CEO of Nomura Securities International, Inc.
	Toshiya Hasegawa	Co-CEO of Nomura Holding America Inc.
	Minoru Shinohara	President & CEO of Nomura Asia Holding N.V.
President & CEO of Nomura International (Hong Kong) Limited

Nomura Securities

1.	Retiring Directors (effective July 31, 2012)
	Hitoshi Tada	Director

2.	Retiring Executive Officers and Senior Managing Directors (effective July 31, 2012)
	Hitoshi Tada	Chairman
	Akira Maruyama	Deputy President
(Will continue to serve as President of Nomura Institute of Capital Markets Research)

3.	Executive Officer Lineup (effective August 1, 2012)
	Koji Nagai	President
	Tetsu Ozaki*	Deputy President
	Eiji Kutsukake*	Deputy President
	Shoichi Nagamatsu	Compliance Division, Corporate Planning
	Junko Nakagawa	Financial Officer

*	New appointment

New Lineup of Nomura Group Executive Officers and Senior Managing Directors

	Name	Responsibilities
	Koji Nagai	Group CEO
	Atsushi Yoshikawa	Group COO; Wholesale CEO
Wholesale
	Atsushi Yoshikawa	Group COO; Wholesale CEO
	Hiromasa Yamazaki	Wholesale Division
Fixed Income	Steven Ashley	Global Head of Fixed Income (in London)
Japan	Yutaka Nakajima	Fixed Income Division, NSC
	Takashi Abiko	Fixed Income Division, NSC
	Tomoyuki Teraguchi	Fixed Income COO, Equities COO
Americas	Jeffrey Michaels	Joint Head of Fixed Income, Americas
	Charles Spero	Joint Head of Fixed Income, Americas
EMEA	Jai Rajpal	Head of Fixed Income, AEJ
Equities	Naoki Matsuba	Joint Global Head of Equities
	Benoit Savoret	Joint Global Head of Equities (in London)
Japan	Norikazu Akedo	Joint Head of Asia Pacific Equities
Americas	Ciaran O’Kelly	Head of Equities, Americas
EMEA	Samuel Ruiz	Head of Equities, EMEA
Instinet	Fumiki Kondo	CEO, Instinet
Investment Banking	Kentaro Okuda	Joint Head of Investment Banking
	William Vereker	Joint Head of Investment Banking (in London)
Tokyo	Hiroshi Matsutani	Investment Banking, NSC
	Kimizo Hayakawa	Investment Banking Division, NSC
	Hironori Momose	Investment Banking Division, NSC
	Manabu Nomura	Investment Banking Division, NSC
	Shoichi Sakakibara	Public Sector Institutions, Financial Sector Institutions, NSC
	Kenji Kimura	Investment Banking, NSC
	Toshiyasu Iiyama	Investment Banking, NSC
	Tsukasa Ojima	Investment Banking, NSC
Osaka	Kohei Sato	in Osaka
	Masato Matsuo	Osaka Branch Manager
Nagoya	Kohei Jo	in Nagoya
Americas	James DeNaut	Head of Investment Banking, Americas
EMEA	Piero Novelli	Joint Head of Global M&A
Research	Hideyuki Takahashi	Global Research

	Name	Responsibilities
Retail
	Toshio Morita	Retail CEO
Japan(NSC)	Juntaro Kimura	Financial Management & Wealth Management
	Eiichiro Yamaguchi	Head of Area Operations
	Hideki Shimizu	Head of Area Operations
	Masaru Mizutani	Financial Management & Wealth Management
	Hiroaki Honda	Retail Strategy and Financial Advisors
	Satoshi Arai	Financial Instruments and Services
	Masahiko Maekawa	Investment Banking (IPO in Japan)
	Masato Matsumi	Head of Kitanihon, Shinetsu & Hokuriku Operations
	Yasuto Fukunishi	Head of Metropolitan Operations
	Koichi Takahashi	Head of Metropolitan Operations
	Minoru Torii	Head of Tokai Operations
	Junichi Jozuka	Head of Kinki Operations
	Osamu Kurisaki	Head of Chugoku, Shikoku & Kyushu Operations
Asia	Koki Miura	Wealth Management, Asia
Asset Management
	Toshihiro Iwasaki	Asset Management CEO
Banking
	Masafumi Nakada	President, The Nomura Trust & Banking
Regional Managements
Japan	Tetsu Ozaki	Deputy President, NSC
	Eiji Kutsukake	Deputy President, NSC
Americas	David Findlay	Regional CEO, Americas (in New York)
	Toshiya Hasegawa	Regional Co-CEO, Americas (in New York)
	Takeo Sumino	COO, Americas (in New York)
EMEA	John Phizackerley	Regional CEO, EMEA (in London)
	Yasuo Kashiwagi	Regional COO, EMEA (in London)
Asia ex-Japan	Minoru Shinohara	Regional CEO, Asia ex-Japan (in Hong Kong)
	Noriyasu Yoshizawa	Corporate Office (Head of China Committee)
	Zhizhong Yang	Chairman and CEO, China
ME and Africa	Takuya Furuya	Chairman, Middle East and Africa
India	Vikas Sharma	President and CEO, India
	R.K. Rangan	President & CEO of Nomura Services India

	Name	Responsibilities
Corporate, Others
Finance	Junko Nakagawa	Chief Financial Officer
	Shigeki Fujitani	Co-Deputy CFO
	Jonathan Lewis	Co-Deputy CFO
Risk Management	Lewis O’Donald	Chief Risk Officer (in London)
	Yuji Nakata	Deputy Chief Risk Officer
Co-CAO	Paul Spanswick	Co-Group CAO (Co-CIO, Global Operations) (in London)
Operation	Garth Barker-Goldie	Global Head of Wholesale Operations
IT	Simon Lucocq	Wholesale CIO
	Naohiro Sako	Wholesale Co-CIO
Compliance	Hisato Miyashita	Group Compliance
	Shoichi Nagamatsu	Compliance Division, Corporate Planning, NSC
	Masaji Yanagi	Compliance Division, NSC
Administration	Minoru Kobayashi	General Services Dept., NSC
	Ritsuro Koza	General Services & Visual Contents Products, NSC
Legal	Noriaki Nagai	Chief Legal Officer and Secretariat
	David Graham	Head of Wholesale Legal
Corporate Office	Hiroyuki Suzuki	Corporate Office Co-Group CAO (Co-CIO, Global Operations)
	Chie Toriumi	Corporate Office (Group Strategy)
	Shigesuke Kashiwagi	Corporate Office (Regional Management Support, Government Affairs and Risk Advisory Group)
Corp. Comm	Eiji Miura	Group Corporate Communications
HR	Akihito Watanabe	Global Human Resources
	David Farrant	Global Human Resources
	Maria Bentley	Head of HR for Wholesale and EMEA
	Koji Iida	Human Resources
Internal Audit
Internal Audit	Masaru Konno	Group Internal Audit

ends

For further information please contact:

Name	Company	Telephone

Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (fixed income, equities, and investment banking). For further information about Nomura, please visit www.nomura.com